

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



05002815

January 26, 2005

David S. Maltz
Assistant General Counsel
Cinergy Services, Inc.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/26/2005

Re: Cinergy Corp.

Dear Mr. Maltz:

This is in regard to your letter dated January 24, 2005 concerning the shareholder proposal submitted by the Sheet Metal Workers' National Pension Fund for inclusion in Cinergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Cinergy therefore withdraws its request dated December 27, 2004 for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.


RECD S.E.C.
1086

Sincerely,

Robyn Manos
Special Counsel

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314


PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

David S. Maltz
Senior Counsel



December 27, 2004

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Cinergy Corp., a Delaware corporation (the "Company" or "Cinergy"), requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders (the "2005 Meeting") a proposal submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company, provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponent's resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2005 Meeting.

The Proposal requests that Cinergy's Board of Directors' Compensation Committee adopt a performance and time-based restricted share program for senior executives that includes specified features.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal; and

- Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9.

I. The Proposal is Excludable under Rule 14a-8(i)(10)

The Company may exclude the Proposal under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. The Rule 14a-8(i)(10) "substantial implementation" standard replaces the predecessor rule allowing companies to exclude a "moot" proposal and expressly adopts the Staff's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. *See SEC Release No. 34-20091* (August 16, 1983); *Cisco Systems, Inc.* (August 11, 2003). "A determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Proposal requests the Company's Compensation Committee adopt a performance and time-based restricted share program for senior executives. However, the Company has already substantially implemented the Proposal by adopting and implementing the Cinergy Corp. 1996 Long-Term Incentive Compensation Plan (the "LTIP"). This plan was attached as Exhibit 10-qq to the Company's Form 10-K for the year ended December 31, 2001 (the "2001 Form 10-K"), filed with the SEC on February 28, 2002, and was approved by a majority of the Company's shareholders at its 2002 Annual Meeting of Shareholders.

Restricted stock is a key component of the LTIP. The Compensation Committee may authorize the granting of restricted stock under such plan in the form of awards that are conditioned upon the lapsing of time, achievement of performance targets, and/or any other restrictions or conditions the Compensation Committee deems appropriate. The restriction period for such grants of restricted stock generally may not be less than three years.[1] Pursuant to the LTIP, the Compensation Committee made awards of restricted stock, which included vesting restrictions based on aspects of the Company's ongoing operations and a three-year time vesting requirement, to senior executives in 2003 and 2004.

In addition to restricted stock awards, the LTIP allows the Compensation Committee to grant performance shares[2] to senior executives. Performance shares vest based on the attainment of specified performance criteria over a defined period of time, which

[1] The restricted stock may, for example, vest in less than three years upon death of the recipient or in the case where the award is subject to performance criteria.

[2] Although the Proponent requests the adoption of a restricted share program, it is important to note that the Company's performance shares are substantially similar to its restricted stock. The difference between the Company's restricted stock and performance shares is largely one of timing of certain indicia of ownership. In particular, a holder of restricted stock is immediately entitled to voting rights and dividends with respect to such shares, but until the vesting conditions are satisfied such shares are not transferable and are subject to a substantial risk of forfeiture. On the other hand, a recipient of a performance shares receives an unfunded and unsecured contractual right to receive shares (or the cash equivalent) in the future, but only if the individual remains employed and the performance criteria are satisfied.

generally many not be less than one year. To date, performance shares awarded pursuant to the LTIP will result in payouts to executives only at the end of a three-year performance cycle. Payouts are based on the achievement of one or more performance targets, which, under currently outstanding awards, involves a comparison of the Company's total shareholder return to that of its peers.

The Proposal requests the development of a restricted share program as a vehicle for senior executive equity compensation, and the Company's existing policies, practices, and procedures under the LTIP compare favorably with the request of the Proposal. *See Cisco Systems, Inc.* (August 11, 2003), *Texaco, Inc.* (March 28, 1991). Importantly, unlike similar proposals the Proponent has submitted to other companies, this Proposal does not request that the Company use restricted stock awards *in lieu of* stock options or any other particular type of equity award. The Proposal merely seeks to have the Compensation Committee adopt a restricted share program in addition to all of the other means of compensation that the Compensation Committee has at its disposable. Through its adoption of the LTIP, and the implementation of such plan by the Compensation Committee in making awards of restricted stock and performance shares to senior executives, the Company has already substantially implemented the Proposal.

The Proposal further requests that any restricted stock granted by the Company include the following features: operational performance measures, time-based vesting and clear disclosure of the criteria and benchmarks. As discussed in greater detail below, we believe that the Company has already substantially implemented these features under the LTIP.

A. Operational Performance Measures

The Proposal states that restricted stock granted by the Company should "utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized." The LTIP provides that the vesting of restricted stock granted under the plan may be conditioned on the achievement of "Performance Measures," which include the Company's stock price, total shareholder return, market share, sales, earnings per share, costs, operating income, net income, cash flow, fuel cost per million BTU, costs per kilowatt hour, retained earnings, return on equity, return on assets, return on capital employed, return on invested capital, return on sales, and completion of acquisitions, as well as other criteria specified by the Compensation Committee. As mentioned above, for the past two years the Compensation Committee has made grants of restricted stock, which utilized criteria regarding aspects of the Company's ongoing operations (as well as a three-year time vesting requirement), to senior executives.

Similarly, the amount and timing of performance shares awarded under the LTIP is based on the achievement of specified performance targets selected by the Compensation Committee (currently total shareholder return as compared to the Company's peers). These performance targets may be one or more of the Performance Measures. As administered by the Compensation Committee, the total number of performance shares granted to each executive officer is based on a percentage of such officer's salary. The Compensation Committee sets this percentage annually, taking into consideration each officer's performance, each officer's level of responsibility, prior awards to each officer and awards made within the Company's peer group.

Thus, the Company has substantially implemented the operational performance measure element of the Proposal.

B. Time-Based Vesting

The Proposal also states that restricted stock should not vest in less than three years from the time of grant. Restricted stock awarded under the LTIP to date have had a three-year "cliff" vesting requirement – such shares of restricted stock remain subject to a substantial risk of forfeiture for three years from the date of grant. In addition, outstanding performance shares awarded pursuant to the LTIP will result in payouts to executives only at the end of a three-year performance cycle. Thus, the Company has substantially implemented the time-based vesting element of the Proposal.

C. Clear Disclosure

The Proposal also requests "clear" disclosure of performance criteria and associated performance benchmarks selected by the Compensation Committee. In seeking shareholder approval for the LTIP, the Company disclosed in its Proxy Statement for the 2002 Annual Meeting of Shareholders a list of Performance Measures that may be applicable to awards of restricted stock and performance shares. Further, the Company is required to include in its proxy statement and/or its annual report on Form 10-K detailed information about its equity compensation plans, including a comprehensive report on executive compensation by the Compensation Committee (the "Compensation Committee Report"). Thus, the Company has substantially implemented the disclosure element of the Proposal through the Company's adherence to the reporting requirements of the Exchange Act.

II. The Proposal is Excludable under Rule 14a-8(i)(3)

The Company may exclude the Proposal in its entirety under Rule 14a-8(i)(3) because the Proposal contains numerous false or misleading statements. Pursuant to Rule 14a-8(i)(3), a company may exclude a shareholder proposal if the proposal or supporting statement would violate any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. In addition, the Staff has allowed companies to exclude shareholder proposals pursuant to Rule 14a-8(i)(3) that are vague and indefinite. *See Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB 14B").

As discussed below, the Proposal contains numerous false or misleading statements that will require detailed and extensive editing to comply with proxy rules. Thus, in accordance with SLB 14B, we believe that the Company may exclude the Proposal in its entirety. In the alternative, if the Staff is unable to concur with our conclusion that the Proposal may be excluded in its entirety because of the numerous false or misleading statements, we respectfully request that the Staff recommend exclusion or revision of the statements discussed below.

Specifically, the Company finds the following portions of the Proposal to be objectionable:

- Proposal – First Sentence;
- Proposal – Description of "Operational Performance-Vesting Measures";
- Supporting Statement Paragraph One – First Sentence;
- Supporting Statement Paragraph Two – Third Sentence; and
- Supporting Statement Paragraph Three – First and Second Sentences.

A. Proposal – First Sentence

The first sentence of the Proposal is materially misleading because it implies that the Company does not utilize performance and time-based restricted stock in senior executive equity compensation plans. The first sentence of the Proposal states, in relevant part, that the shareholders of the Company "request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share program for senior executives". A shareholder reading the Proposal reasonably could assume, and the Company believes it likely that shareholders reading the Proposal would assume, that the Company's current equity compensation plan does not include performance shares and time-based restricted stock. To the contrary, the Company does, in fact, presently utilize performance shares and a performance and time-based restricted stock program pursuant to the LTIP. As a result, the implication that the Company does not currently utilize such awards would be misleading to shareholders of the Company reviewing the Proposal.

B. Proposal – Description of "Operational Performance-Vesting Measures"

As noted above, a proposal is vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *SLB 14B*. The Proposal states that restricted stock should include "Operational Performance-Vesting Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders." The Proposal's description of "Operational Performance-Vesting Measures" is vague and indefinite because it offers no guidance for determining (i) what constitutes (a) an "operational" performance criteria, let alone a "justifiable operational" performance criteria or (b) "challenging" performance benchmarks for such criteria, (ii) how many criterion would satisfy the Proposal's requirement to utilize justifiable operational performance criteria, (iii) how such criteria relate to the restricted stock to be granted under the plan or (iv) how such criteria and benchmarks should be "clearly" disclosed to shareholders. As such, neither the shareholders nor the Compensation Committee could determine, with any reasonable amount of certainty, how to implement the Proposal successfully.

The universe of potential "operational" performance criteria is limitless and includes criteria based on personal, business segment and Company operational performance. For example, the LTIP refers to a large number of possible "Performance Measures." The Proposal does not indicate if any or all of these would constitute "justifiable operational" performance criteria. Given the vast number of possible criteria and the lack of guidance as to what constitutes acceptable criteria to the Proponent, neither the shareholders nor the Compensation Committee could determine what "Operational Performance-Vesting Measures" to utilize in order to implement the Proposal.

Further, assuming that the Compensation Committee could determine what constituted "justifiable operational" criteria, the Proposal does not specify the appropriate benchmarks; the Proposal merely requests that such benchmarks be challenging. This is an extremely subjective concept. The Proposal fails to define or provide guidance as to what would constitute a benchmark that satisfied the intent of the Proposal. Some may believe a benchmark should use comparisons to outside competitors, while others may think a benchmark using past, internal performance is a worthwhile comparison. The Proposal, however, does not address this ambiguity. Nor does the proposal clarify what would be deemed "challenging." People can, and do, interpret these ideas differently.

Finally, the Proposal requests that the performance criteria and benchmarks be "clearly disclosed to shareholders." Although the supporting statement states that the disclosure should be provided in the Compensation Committee Report, neither the Proposal nor the supporting statement state clearly how such information should be disclosed in order to satisfy this request. As a corporation subject to the Exchange Act, the Company is required to make disclosures from time to time in accordance with the Exchange Act and related rules and regulations. In this regard, we note that Item 402(k) of Regulation S-K provides that the Compensation Committee Report required to be included in the Company's proxy statement need not disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee, or any factors or criteria involving confidential commercial or business information, if disclosure of such information would have an adverse effect on the Company. The Proposal's supporting statement indicates that the disclosure need not reveal proprietary information; however, it is unclear whether non-proprietary disclosure that would have an adverse effect on the Company must be provided in order to satisfy the Proposal.

C. Supporting Statement Paragraph One – First Sentence

The first sentence of the first paragraph of the Proposal's supporting statement ("The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.") is (i) false or misleading because it implies that the Company's current executive compensation does not include such a "long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks" and (ii) vague and indefinite for reasons discussed in subsection II.B., above (e.g., that the Proposal provides no guidance as to what constitutes an "operational" performance criteria or appropriate "challenging" benchmarks).

The statement that the Company's executive compensation program *should* include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks implies that the Company's current executive compensation program does not possess such attributes. This implication is misleading. In fact, the LTIP contains many long-term equity compensation components, including restricted stock and performance shares. Such restricted stock and performance shares may be conditioned on the achievement (i.e., satisfaction of benchmarks set by the Compensation Committee) of "Performance Measures" (e.g., operational performance criteria). Thus, it is misleading to imply that the Company does not already employ such a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks.

D. Supporting Statement Paragraph Two – Third Sentence

The third sentence of the second paragraph of the Proposal's supporting statement ("In addition to operational performance requirements, time vesting requirement of at least three years will help reinforce the long-term performance orientation of the plan.") is false or misleading because it implies that the Company's current executive compensation granted under the LTIP does not serve the purpose of reinforcing the long-term performance orientation of the plan. In fact, the LTIP contains several long-term equity compensation components that reinforce the long-term performance orientation of the plan, including restricted stock with three-year "cliff" vesting schedules, which have been granted in each of the prior two years, and performance shares with three-year performance cycles. Thus, it is false, or at least misleading, to imply that the Company's grants do not reinforce the long-term performance orientation of the plan.

E. Supporting Statement Paragraph Three – First and Fourth Sentences

The first and fourth sentences of the third paragraph of the Proposal's supporting statement are misleading. These two sentences contradict each other and confuse and mislead the reader as to whether the Compensation Committee or the shareholders are the ultimate determinants of performance measures and benchmarks. The third paragraph of the Proposal's supporting statement states:

"Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet."

The first sentence acknowledges that the Compensation Committee is in the best position to determine appropriate performance measures and benchmarks – a statement with which the Company agrees. The fourth sentence, however, states that disclosure of the measures and benchmarks set by the Compensation Committee will enable shareholders to "determine" whether the plan provides challenging targets for the senior executives. Read together, the two sentences are misleading. We note that the Proposal requests that the restricted share program utilize "challenging performance benchmarks," and the fourth sentence of the third paragraph of the Proposal's supporting statement implies that shareholders have direct input into the creation or approval of such "challenging" benchmarks. The Proposal itself does not contain any such rights of the shareholders, and, as a result, the fourth sentence is misleading.

In light of the foregoing, we believe that the false or misleading, vague and indefinite statements contained in the Proposal and the Proposal's supporting statement justify the Company's exclusion of the entire Proposal and supporting statement under Rule 14a-8(i)(3).

* * *

For the reasons set forth above, Cinergy respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy solicitation materials for the 2005 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Senior Counsel, Cinergy Services, Inc.

cc: Mr. Matthew Hernandez

Exhibit A

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of Cinergy Corporation ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

SHEET METAL WORKERS' NATIONAL PENSION FUND



January 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Cinergy Corporation's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Cinergy's proxy statement. We have reached an amicable resolution on the issue addressed in our proposal.

Thank you for your attention.

Sincerely,

Matthew B. Hernandez Jr. (klc)

Matthew Hernandez
Corporate Governance Advisor

Cc by fax to: Julia S. Janson, Corporate Secretary– Cinergy Corporation
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

CINERGY.

Cinergy Corp.
139 East Fourth Street
P.O. Box 960
Cincinnati, OH 45201-0960

January 24, 2005

VIA FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of No-Action Request Concerning Omission of Shareholder Proposal

Ladies and Gentlemen:

On December 28, 2004, Cinergy Corp. submitted a no-action request ("No-Action Request") to the Division of Corporation Finance of the Securities and Exchange Commission stating that Cinergy Corp. intended to omit from its proxy solicitation materials for its 2005 Annual Meeting of Shareholders a proposal (the "Proposal") submitted by the Sheet Metal Workers' National Pension Fund (the "Proponent"). The Proponent has since notified us that it has withdrawn its Proposal. A copy of the letter from the Proponent is attached hereto as Exhibit A. Accordingly, Cinergy Corp. withdraws the No-Action Request at this time.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Assistant General Counsel, Cinergy Services, Inc.

cc: Mr. Matthew Hernandez

Exhibit A

SHEET METAL WORKERS' NATIONAL PENSION FUND



January 18, 2005

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

(Sent via facsimile to (202) 942-9525 and 6 copies via UPS)

Re: Withdrawal of Sheet Metal Workers' National Pension Fund's Shareholder Proposal from Cinergy Corporation's Proxy Statement

Dear Sir or Madam:

This is written to notify you that the Sheet Metal Workers' National Pension Fund hereby withdraws its proposal from inclusion in Cinergy's proxy statement. We have reached an amicable resolution on the issue addressed in our proposal.

Thank you for your attention.

Sincerely,

Matthew B. Hernandez Jr. (kle)

Matthew Hernandez
Corporate Governance Advisor

Cc by fax to: Julia S. Janson, Corporate Secretary– Cinergy Corporation
Mr. Craig Rosenberg

601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856